Jim Fulton T: +1 212 479 6103 fultonjf@cooley.com	VIA EDGAR AND EMAIL

September 6, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Dorrie Yale

Erin Jaskot

Suzanne Hayes

Re:	XOMA Corporation

Preliminary Proxy Statement on Schedule 14A

Filed September 2, 2016

File No. 000-14710

Dear Ms. Yale:

On behalf of our client, XOMA Corporation (the “Company”), this letter is being transmitted in response to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission, by letter dated September 6, 2016 (the “Comment Letter”), regarding the Company’s Preliminary Proxy Statement on Schedule 14A, filed on September 2, 2016 (the “Proxy Statement”). The Company is concurrently submitting a revised version of the Proxy Statement (the “Revised Proxy Statement”), including changes in response to the Staff’s comment.

The text of the Staff’s comment has been included in this letter in italics for your convenience, and we have numbered the paragraph below to correspond to the numbering of the Comment Letter.

Staff Comments and Company Responses

Proposal No. 1, page 6

1.	We note your disclosure that the reverse stock split would not change the number of authorized shares of common stock and that these additional shares may be used for various purposes. Please revise your filing to disclose whether or not you have any plans, arrangements, understandings, or commitments to issue any of the shares that would be newly available for issuance as a result of the reverse split. If you have any such plans, etc., please describe them in this proposal. Please also amend your disclosure to discuss the anti-takeover effects of the increase in newly-authorized but unissued shares of common stock that will result from the reverse stock split.

1114 AVENUE OF THE AMERICAS, NEW YORK, NY 10036-7798 T: (212) 479-6103 F: (212) 479-6275 WWW.COOLEY.COM

United States Securities and Exchange Commission

September 6, 2016

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on page 7 of the Revised Proxy Statement in response to the Staff’s comment.

Per your request, attached as Exhibit A hereto is a written statement from the Company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (212) 479-6103 with any questions or further comments regarding the Company’s response to the Comment Letter.

Sincerely,

Cooley LLP

/s/ Jim Fulton, Esq.
Jim Fulton, Esq.

cc:	Denis Quinlan, XOMA Corporation

Thomas Burns, XOMA Corporation

Michael Tenta, Cooley LLP

Marina Remennik, Cooley LLP

1114 AVENUE OF THE AMERICAS, NEW YORK, NY 10036-7798 T: (212) 479-6103 F: (212) 479-6275 WWW.COOLEY.COM

EXHIBIT A

September 6, 2016

Via EDGAR and Email

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Dorrie Yale

Erin Jaskot

Suzanne Hayes

Re:	XOMA Corporation

Preliminary Proxy Statement on Schedule 14A

Filed September 2, 2016

File No. 000-14710

Dear Ms. Yale:

Regarding the Company’s Preliminary Proxy Statement on Schedule 14A, filed on September 2, 2016, the Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

XOMA CORPORATION

By:	/s/ Denis Quinlan
Denis Quinlan
Senior Corporate Counsel and Secretary

cc:	Thomas Burns, XOMA Corporation
Jim Fulton, Cooley LLP
Michael Tenta, Cooley LLP
Marina Remennik, Cooley LLP